

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2020

Ingmar Hoerr
Chief Executive Officer
CureVac B.V.
Friedrich-Miescher-Strasse 15
72076
Tubingen
Germany

Re: **CureVac B.V.**
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted June 22, 2020
CIK No. 0001809122

Dear Dr. Hoerr:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Our Company, page 1

1. We note your response to prior comment 1 and reissue in part with respect to your description of your company as a "leading global clinical-stage biopharmaceutical company." Your response to comment 1 describes your position in the field of mRNA-based medicines and technology, rather than your position relative to other biopharmaceutical companies.. We continue to believe that your description as a "leading" clinical-stage biopharmaceutical company is not appropriate. Please revise your document accordingly.

Prospectus Summary
Our Product Portfolio, page 3

2.   We note your response to comment 8. For product candidates that you have not yet
        identified an indication, please specifically state you have not yet identified an indication.

Management's Discussion and Analysis
Our Collaborations and Related License Agreements, page 90

3.   Refer to the additional disclosure added in response to comment 14. For each of your
        collaboration and license agreements, please revise to disclose separately the aggregate
        amount of potential development, regulatory, and commercial milestone payments to be
        paid or received. For example, clarify on page 90 how much of the $275 million to $368
        million in milestones from Genmab relate to development, regulatory and commercial
        milestone payments.

Results of operations
Research and development expenses, page 96

4.   With respect to the disclosure added in response to comment 15, we note a significant
        amount of R&D expense is included in the Other Research and Development Programs
        line item. Please confirm that the line item does not include any costs for key research
        and development programs and either delete the heading "Key Programs" or clarify in the
        filing that the heading only relates to CV8102 and CV7202.   In this respect, you state on
        page 1 that you are rapidly advancing your mRNA vaccine program against coronavirus
        and you list the vaccine program as a key program on page 96. If these costs are
        significant in future filings, please confirm you will separately disclose the costs in the
        table.

Our Strengths, page 109

5.   We note your response to prior comment 20. Please revise your disclosure regarding the
        advantages of mRNA-based medicines over existing treatment modalities to clarify that
        such advantages are potential advantages, as opposed to advantages that have actually
        been realized in approved products.

CVnCoV Phase 1 Clinical Trial, page 155

6.   Please update your disclosure to explain the significance of high IgG titers and the
        difference between IgG1 and IgG2a.

2. Significant accounting policies
Revenue recognition, page F-8

7.   Refer to your response to our prior comment 26. Please tell us how much of your 2019
        revenues from product sales are recognized over time versus at a point in time. For

revenue recognized over time, including product sales , disclose the methods used to recognize revenue and why the methods used provide a faithful depiction of the transfer of goods or services. Refer to paragraph 124 of IFRS 15.

Notes to the Consolidated Financial Statements
Cost of Sales, page F-23

8. We acknowledge the additional disclosure on pages 94 and 95 relating to your response to comment 28. Please revise to quantify each significant factor that resulted in the increase in cost of sales.

You may contact Rolf Sundwall at 202-551-3105 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard D. Truesdell, Jr.